EXHIBIT 4.3

DESCRIPTION OF THE VIACOM INC. 401(K) PLAN

The Viacom Inc. 401(k) Plan (“Plan”) is a tax-qualified defined contribution plan for the benefit of eligible employees of Viacom Inc. (“Viacom”) and certain of its subsidiaries.  Full-time employees of Viacom who have turned 21 are eligible to participate in the Plan immediately upon their date of hire.  Under the terms of the Plan, a participant may elect to defer a portion (from 1% to 15%) of his or her eligible compensation on a before-tax or after-tax basis.  Participants may direct the investment of their voluntary contributions among the investment options offered under the Plan.  The investment options include a number of mutual funds and commingled/institutional funds, the Viacom Company Stock Fund and a self-directed account. Viacom will make a performance-based matching contribution to a participant’s matching contribution account with respect to the first 5% of eligible compensation contributed by the participant.  Matching contributions are made to the Viacom Company Stock Fund.  Participants may transfer matching contributions in the Viacom Company Stock Fund to any of the other investment options offered under the Plan. Participants vest in their matching contribution account at the rate of 20% per year and are fully vested in their matching contribution account after five years of service with Viacom.  Distributions under the Plan are generally made only upon a participant’s retirement, termination of employment, death, disability, or hardship.